

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED FOURTH QUARTER 2006 AND FULL YEAR RESULTS

FOURTH QUARTER

Revenues Up 10.4%, Operating Income Increased 20.1%, EBITDA(1) Up 14.8%, Net Income Increased 15.1% to US$0.67 per ADR

FULL YEAR

Revenues Up 8.6%, Operating Income Increased 17.4%, EBITDA(1) Up 10.8%, Net Income Increased 13.5% to US$1.65 per ADR

(Santiago, Chile, February 5, 2007) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the fourth quarter and full year ended December 31, 2006. All US dollar figures are based on the exchange rate effective December 31, 2006 (US$1.00 = Ch$532.39).

COMMENTS FROM THE CEO

The year 2006 marked new records for CCU. Volumes reached 13.4 million hectoliters (HL), consolidated revenues grew to Ch$545,797 million (US$1,025.2 million), operating income increased to Ch$79,692 million (US$149.7 million) and EBITDA to Ch$121,761 million (US$228.7 million).

---

(1) EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company's operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU's presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 to 4.

CCU also had a very positive fourth quarter. Consolidated revenues grew 10.4%, operating income increased 20.1%, net income grew by 15.1% and EBITDA increased 14.8%. These results are attributable to better performance in almost all of our business segments during the quarter.

This quarter, the operating income of the Chilean beer segment increased 16.7%, explained by higher volumes and prices, which grew by 7.9% and 1.8%, respectively. During 2006, beer sales reached more than 4.7 million HL, representing a 12.9% increase.

The Argentine beer business grew its revenues by 32.7% and its EBITDA by 21.8%, due to 18.0% higher average prices and 11.2% volume growth during the quarter. Prices increased due to lower discounts and a higher mix of premium products, such as Heineken and Budweiser, and one-way packaging. During the year operating income increased by 56.8%.

This quarter, the non-alcoholic beverage segment grew its revenues by 10.3% and its operating income by 11.5%, as a consequence of 8.9% higher volumes and 1.3% higher average prices. During the quarter all of the categories increased their volumes: soft drinks by 8.7%, nectars by 27.0% and mineral water by 2.9%.

In December, our soft drink subsidiary bought half of the brands Watt's in the categories of juices, what will allow the Company to have a deeper participation than just a license agreement in a high growth business.

The wine business also picked up during the quarter, improving its operating income by Ch$1,724 million (US$3.2 million), mainly due to lower raw material costs and the rationalization plan put in place by Viña San Pedro S.A. (VSP) to adapt to new market conditions.

Finally, the pisco business slightly increased its EBITDA during the quarter. Compañía Pisquera de Chile S.A. (CPCh) began the construction of a new bottling plant in the city of Ovalle, closer to production and consumption centers. This initiative, coupled with the lower costs of grapes expected for 2007, should contribute to improved profitability of the pisco business.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q4'06   Total revenues increased 10.4% to Ch$167,175 million (US$314.0 million), as a result of higher consolidated volumes and higher average prices. Consolidated volumes growth is explained by increases of 8.9% in the soft drinks segment, 7.9% in beer Chile and 11.2% in beer Argentina, partially offset by lower sale volumes in the wine and pisco segments. The increase in average prices is explained by higher prices in almost all categories, with the exception of domestic wines, nectars and mineral water.

2006   Accumulated revenues increased 8.6% amounting to Ch$545,797 million (US$1,025.2 million).



Revenues by segment

	Q4 (US$ million)			
	2005		**2006**	% Chg.
Beer - Chile	119.8	42.1%	**131.7**	**41.9%**	9.9%
Beer - Argentina	29.1	10.2%	**38.6**	**12.3%**	32.7%
Soft Drinks & Mineral Water	78.1	27.4%	**86.1**	**27.4%**	10.3%
Wine	34.6	12.2%	**34.6**	**11.0%**	0.0%
Pisco	17.6	6.2%	**17.7**	**5.7%**	1.0%
Others	5.3	1.9%	**5.2**	**1.7%**	-2.2%
TOTAL	284.5	100.0%	**314.0**	**100.0%**	10.4%

CCU

	Full Year (US$ million)				
	2005		**2006**		% Chg.
Beer - Chile	361.4	38.3%	**408.8**	**39.9%**	13.1%
Beer - Argentina	89.6	9.5%	**108.6**	**10.6%**	21.1%
Soft Drinks & Mineral Water	260.1	27.6%	**282.6**	**27.6%**	8.7%
Wine	161.1	17.1%	**143.2**	**14.0%**	-11.1%
Pisco	54.7	5.8%	**63.0**	**6.1%**	15.1%
Others	16.7	1.8%	**18.9**	**1.8%**	12.9%
TOTAL	943.6	100.0%	**1,025.2**	**100.0%**	8.6%

GROSS PROFIT

Q4'06   Increased 7.5% to Ch$92,516 million (US$173.8 million) as a result of 10.4% higher revenues, partially offset by a 14.1% higher **cost of goods sold**, which amounted to Ch$74,660 million (US$140.2 million). The increase in cost of goods sold is explained by the higher costs associated with the beer Chile, beer Argentina and soft drinks businesses, mainly due to increased raw material costs, partially offset by a lower cost of goods sold in the wine and pisco segments. In Q4'06, the gross profit margin, as a percentage of sales, decreased from 56.8% in Q4'05 to 55.3% in Q4'06.

2006   Increased 9.2%, amounting to Ch$285,908 million (US$537.0 million). The consolidated gross margin increased 0.3 percentage point to 52.4%.

OPERATING RESULT

Q4'06   Increased 20.1%, amounting to Ch$31,632 million (US$59.4 million) in Q4'06, mainly due to 7.5% higher gross profit, partially offset by 2.0% higher selling, general and administrative (SG&A) expenses. **SG&A** expenses reached Ch$60,884 million (US$114.4 million) in Q4'06. SG&A expenses as a percentage of sales decreased from 39.4% in Q4'05 to 36.4% in Q4'06 mainly due to lower marketing expenses in almost all of the business segments, partially offset by higher distribution expenses. The consolidated operating margin for the period increased from 17.4% to 18.9%.

2006   Increased 17.4%, amounting to Ch$79,692 million (US$149.7 million). The consolidated operating margin increased 1.1 percentage points to 14.6%.



(*) Does not include wine, that had a negative operating income.

Operating Income and Operating Margin by Segment

	Q4				
	Operating Income (US$ million)			Operating Margin	
	2005	**2006**	**% Chg**	2005	**2006**
Beer - Chile	37.3	**43.6**	**16.7%**	31.2%	**33.1%**
Beer - Argentina	4.2	**5.0**	**18.1%**	14.4%	**12.8%**
Soft Drinks & Mineral Water	8.3	**9.2**	**11.5%**	10.6%	**10.7%**
Wine	(3.5)	**(0.3)**	**91.8%**	-10.2%	**-0.8%**
Pisco	1.1	**1.0**	**-14.9%**	6.5%	**5.5%**
Others	2.0	**0.9**	**-53.7%**	38.2%	**18.1%**
TOTAL	49.5	**59.4**	**20.1%**	17.4%	**18.9%**

	Full Year				
	Operating Income (US$ million)			Operating Margin	
	2005	**2006**	**% Chg**	2005	**2006**
Beer - Chile	95.7	**112.7**	**17.9%**	26.5%	**27.6%**
Beer - Argentina	4.6	**7.2**	**56.8%**	5.1%	**6.6%**
Soft Drinks & Mineral Water	21.6	**22.8**	**5.3%**	8.3%	**8.1%**
Wine	3.2	**2.2**	**-30.4%**	2.0%	**1.6%**
Pisco	(2.9)	**1.3**	**NM**	-5.2%	**2.1%**
Others	5.3	**3.4**	**-34.8%**	31.5%	**18.2%**
TOTAL	127.5	**149.7**	**17.4%**	13.5%	**14.6%**

CCU

EBITDA

Q4'06   Increased 14.8% to Ch$42,233 million (US$79.3 million) compared to Q4'05, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 1.0 percentage point higher than in Q4'05, reaching 25.3%.

2006   Increased 10.8%, to Ch$121,761 million (US$228.7 million). The EBITDA margin increased 0.4 percentage point to 22.3%.



EBITDA by segment

	Q4				
	EBITDA (US$ million)			EBITDA margin	
	2005	**2006**	**% Chg**	2005	**2006**
Beer - Chile	46.7	**52.4**	**12.3%**	38.9%	**39.8%**
Beer - Argentina	6.4	**7.7**	**21.8%**	21.8%	**20.0%**
Soft Drinks & Mineral Water	13.2	**13.7**	**3.9%**	16.8%	**15.9%**
Wine	(1.2)	**2.4**	**NM**	-3.5%	**6.9%**
Pisco	1.6	**1.6**	**1.3%**	9.0%	**9.0%**
Others	2.5	**1.5**	**-40.2%**	47.7%	**29.2%**
TOTAL	69.1	**79.3**	**14.8%**	24.3%	**25.3%**

CCU

	Full Year				
	EBITDA (US$ million)			EBITDA margin	
	2005	**2006**	**% Chg**	2005	**2006**
Beer - Chile	132.2	**147.4**	**11.6%**	36.6%	**36.1%**
Beer - Argentina	14.3	**18.1**	**26.9%**	15.9%	**16.7%**
Soft Drinks & Mineral Water	41.3	**41.4**	**0.2%**	15.9%	**14.7%**
Wine	12.5	**12.5**	**-0.6%**	7.8%	**8.7%**
Pisco	(1.3)	**3.4**	**NM**	-2.3%	**5.5%**
Others	7.3	**5.8**	**-21.0%**	43.7%	**30.6%**
TOTAL	206.4	**228.7**	**10.8%**	21.9%	**22.3%**

NON-OPERATING RESULTS

Q4'06   Decreased Ch$510 million (US$1.0 million) compared to the same quarter last year, from a loss of Ch$3,081 million (US$5.8 million) to a loss of Ch$3,591 million (US$6.7 million). The decrease in non-operating results is mainly explained by:

- ***Other non-operating income/expenses,*** which decreased from a loss of Ch$243 million (US$0.5 million) in Q4'05 to a loss of Ch$2,730 million (US$5.1 million) this quarter, mainly due to non-recurring provisions related to value adjustments of fixed assets and severance payments.

This decrease was partially offset mainly by:

- ***Net financial income***, which improved by Ch$1,018 million (US$2.1 million) in Q4'06, mainly due to higher interest rates on deposits.

- ***Price level restatement,*** which increased from a loss of Ch$447 million (US$0.8 million) to a gain of Ch$490 million (US$0.9 million) in Q4'06, due to a negative inflation rate of 0.4% during Q4'06, compared to a positive inflation rate of 1.2% during Q4'05.

2006   Decreased from a loss of Ch$9,511 million (US$17.9 million) in 2005 to a loss of Ch$9,909 million (US$18.6 million) in 2006.

NET INCOME

Q4'06   Increased by 15.1%, from Ch$19,654 million (US$36.9 million) in Q4'05 to Ch$22,617 million (US$42.5 million) in Q4'06, mainly due to higher operating results, partially offset by lower non-operating results and higher income taxes. Higher income taxes are mainly explained by the better results from operations during the quarter and higher differed income taxes during Q4'06.

2006   Increased 13.5%, from Ch$49,189 million (US$92.4 million) in 2005 to

Ch$55,833 million (US$104.9 million) in 2006, mainly due to higher operating results, partially offset by lower non-operating results and higher income taxes.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products (beer, soft drinks, wine, etc.) and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and confectionery sales have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on "Service Level Agreements". The costs of the logistics subsidiary, Transportes CCU, which are not directly related to each business segment, are allocated based on the case volume handled of each product.

(** Note: the comments below regarding volumes and pricing refer to Q4'06.)

BEER CHILE

Revenues increased 9.9% to Ch$70,124 million (US$131.7 million), as a result of 7.9% higher sales volumes and 1.8% higher real average prices.

Operating Income increased 16.7% to Ch$23,206 million (US$43.6 million), mainly as a result of higher revenues and lower SG&A expenses, the effect of which was partially offset by higher cost of goods sold. *Cost of goods sold* increased 19.9% to Ch$24,618 million (US$46.2 million), mainly due to higher direct costs explained by greater sales of one-way products and higher energy costs. As a percentage of sales, cost of goods sold increased from 32.2% in Q4'05 to 35.1% in Q4'06. *SG&A* expenses decreased 4.6% amounting to Ch$22,300 million (US$41.9 million) reaching 31.8% of sales, 4.9 percentage points lower than in Q4'05, mainly due to lower marketing expenses, partially offset by higher distribution expenses. The operating margin increased from 31.2% in Q4'05 to 33.1% this quarter.

EBITDA increased 12.3% to Ch$27,908 million (US$52.4 million), while the EBITDA margin was 39.8% of sales, 0.8 percentage point higher than in Q4'05.

Comments During the quarter, volumes performed well, especially Heineken in the premium segment and Escudo in the mainstream segment. In 2006, the Chilean beer segment reached a new record with more than 4.7 million HL sold, 12.9% more than in 2005.

BEER ARGENTINA

Revenues measured in Chilean pesos increased 32.7% to Ch$20,577 million (US$38.6 million), due to 18.0% higher prices and 11.2% higher sales volumes. In dollar terms, prices increased 6.3%, due to lower discounts and a higher mix of premium priced beers and one-way packaging.

Operating Income measured in Chilean pesos improved 18.1% from Ch$2,235 million (US$4.2 million) in Q4'05 to Ch$2,640 million (US$5.0 million) in Q4'06, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. ***Cost of goods sold*** increased 73.5%, reaching Ch$9,637 million (US$18.1 million) this quarter mainly due to higher direct costs explained by the change in mix previously mentioned and the extraordinary reallocation between costs and expenses made in Q4'05. As a percentage of sales, cost of goods sold increased from 35.8% to 46.8%. ***SG&A*** expenses increased from Ch$7,714 million (US$14.5 million) to Ch$8,300 million (US$15.6 million) mainly due to higher distribution expenses and salaries, partially offset by lower marketing expenses. As a percentage of sales, SG&A expenses decreased from 49.8% to 40.3%. The operating margin decreased from 14.4% in Q4'05 to 12.8% in Q4'06.

EBITDA increased 21.8% from Ch$3,383 million (US$6.4 million) in Q4'05 to Ch$4,121 million (US$7.7 million) this quarter, while the EBITDA margin was 20.0%, compared with a 21.8% in Q4'05.

Comments Prices increased from US$42 per HL in Q4'05 to US$45 per HL in Q4'06, due to a higher mix of premium products, such as Heineken and Budweiser, and one-way packaging, in addition to lower discounts. During January 2007, the price list increased on average 5% to partially offset the increases in costs that took place during 2006.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 10.3% to Ch$45,851 million (US$86.1 million), due to 8.9% higher volumes in all categories, as well as 1.3% higher average prices in the segment.

Operating Income increased 11.5% to Ch$4,922 million (US$9.2 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A. ***Cost of goods sold*** increased 12.1% to Ch$20,844 million (US$39.2 million) during Q4'06, mainly due to higher direct costs of soft drinks and nectars. As a percentage of sales, cost of goods sold increased from 44.7% to 45.5%. ***SG&A*** expenses increased 8.2% to Ch$20,085 million (US$37.7 million), mainly due to higher distribution expenses and salaries, partially offset by lower marketing expenses and depreciation. As a percentage of sales, SG&A expenses decreased from 44.7% to 43.8%. As a consequence, the operating margin increased to 10.7%, 0.1 percentage points higher than in Q4'05.

EBITDA Increased 3.9% to Ch$7,273 million (US$13.7 million), while the EBITDA margin was 15.9% of sales, 1.0 percentage point lower than in Q4'05.

Comments During the quarter all the categories increased their volumes: soft drinks by 8.7%, nectars by 27.0% and mineral water by 2.9%. These higher volumes, in addition to a price increase of 3% in November, contributed to the improvement in this sector's results. Additionally, during November, Tuttifrutilla Light, a new nectar flavor, was launched and was very well received by consumers. In December, our soft drink subsidiary bought half of the brands Watt's in the categories of juices, what will allow the Company to have a deeper participation than just a license agreement in a high growth business.

WINE

Revenues remained almost flat amounting to Ch$18,413 million (US$34.6 million), due to 3.8% lower volumes, partially offset by 3.0% higher average prices. Volumes and prices decreased in the Chilean domestic market, partially offset by higher prices and volumes of bottled wine exports from Chile and Argentina.

Operating Income improved Ch$1,724 million (US$3.2 million) from a loss of Ch$1,878 million (US$3.5 million) to a loss of Ch$154 million (US$0.3 million) in Q4'06, mainly due to lower cost of goods sold and SG&A expenses. *Cost of goods sold* decreased 8.8% from Ch$13,670 million (US$25.7 million) in Q4'05 to Ch$12,462 million (US$23.4 million) this quarter, mainly due to lower direct costs related to lower costs of the 2006 harvest. As a percentage of sales, cost of goods sold decreased from 74.3% in Q4'05 to 67.7% in Q4'06. *SG&A* expenses decreased 7.7% to Ch$6,106 million (US$11.5 million), mainly due to lower salaries, third party services and marketing expenses, partially offset by higher transportation expenses. As a percentage of sales, SG&A expenses decreased from 35.9% to 33.2%. Accordingly, the operating margin improved 9.4 percentage points from a negative 10.2% in Q4'05 to a negative 0.8% in Q4'06.

EBITDA improved Ch$1,922 million (US$3.6 million) from a loss of Ch$646 million (US$3.6 million) in Q4'05 to a gain of Ch$1,276 million (US$2.4 million) in Q4'06, while the EBITDA margin improved 10.4 percentage points from a negative 3.5% to a positive 6.9%.

Comments During the quarter, the profitability of this segment continued improving, mainly due to lower raw material costs, explained by lower costs of the 2006 harvest, and lower SG&A expenses, associated with the rationalization plan undertaken by VSP to adapt itself to new market conditions. During the quarter, MQ, a wine cooler with lemon-lime, pineapple and red berries flavors, was launched under the Manquehuito brand umbrella.

PISCO

Revenues increased 1.0% to Ch$9,448 million (US$17.7 million), due to 1.8% higher average prices, partially offset by 0.8% lower volumes explained by a contraction in the pisco industry.

Operating Income decreased from Ch$609 million (US$1.1 million) to Ch$518 million (US$1.0 million) in Q4'06, mainly due to higher SG&A expenses, partially offset by lower cost of goods sold. **Cost of goods sold** decreased 6.7% to Ch$5,323 million (US$10.0 million), mainly due to lower direct costs. As a percentage of sales, cost of goods sold decreased from 61.0% to 56.3%. **SG&A** expenses increased 18.6% to Ch$3,607 million (US$6.8 million) mainly due to higher marketing expenses and depreciation. SG&A, as a percentage of sales, increased from 32.5% to 38.2%. Accordingly, the operating margin decreased from 6.5% in Q4'05 to 5.5% in Q4'06.

EBITDA increased from Ch$839 million (US$1.6 million) in Q4'05 to Ch$850 million (US$1.6 million) this quarter, while the EBITDA margin remained almost constant at 9.0%.

Comments During the quarter, two new products were launched, Campanario Mango and Campanario Mango Light, both in the most rapidly growing category in the pisco industry. Additionally, CPCh began the construction of a new bottling facility in the city of Ovalle, closer to production and consumption centers. This initiative, plus the lower cost of grapes expected for 2007, should contribute to the improvement of the profitability of this business segment.

(Five exhibits to follow)

CCU

Exhibit 1: Income Statement (Fourth Quarter 2006)

	Ch$ millions		US$ millions (1)		%
	Q4'06	Q4'05	Q4'06	Q4'05	Change
Net sales	167,175	151,464	314.0	284.5	10.4%
Cost of goods sold	(74,660)	(65,442)	(140.2)	(122.9)	14.1%
% of sales	44.7%	43.2%	44.7%	43.2%	
Gross profit	92,516	86,022	173.8	161.6	7.5%
% of sales	55.3%	56.8%	55.3%	56.8%	
SG&A	(60,884)	(59,680)	(114.4)	(112.1)	2.0%
% of sales	36.4%	39.4%	36.4%	39.4%	
Operating income	31,632	26,342	59.4	49.5	20.1%
% of sales	18.9%	17.4%	18.9%	17.4%	
Non-operating result					
Financial income	1,134	(0)	2.1	(0.0)	NM
Equity in NI of rel. companies	2	34	0.0	0.1	-94.9%
Other non-operating income	1,573	571	3.0	1.1	175.6%
Amortization of goodwill	(665)	(643)	(1.2)	(1.2)	3.3%
Interest expenses	(2,063)	(1,947)	(3.9)	(3.7)	6.0%
Other non-operating expenses	(4,303)	(814)	(8.1)	(1.5)	428.4%
Price level restatement	490	(447)	0.9	(0.8)	NM
Currency exchange result	241	165	0.5	0.3	45.6%
Total	(3,591)	(3,081)	(6.7)	(5.8)	16.5%
Income before taxes	28,041	23,260	52.7	43.7	20.6%
Income taxes	(5,406)	(4,248)	(10.2)	(8.0)	27.3%
Tax rate	19.3%	18.3%	19.3%	18.3%	
Minority interest	(30)	625	(0.1)	1.2	NM
Amort. of negative goodwill	12	16	0.0	0.0	-25.2%
Net income	22,617	19,654	42.5	36.9	15.1%
% of sales	13.5%	13.0%	13.5%	13.0%	
Earnings per share	71.01	61.71	0.13	0.12	15.1%
Earnings per ADR	355.06	308.54	0.67	0.58	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	10,461	10,285	19.6	19.3	1.7%
Amortization	140	150	0.3	0.3	-6.9%
EBITDA	42,233	36,777	79.3	69.1	14.8%
% of sales	25.3%	24.3%	25.3%	24.3%	
Capital expenditures	8,930	8,217	16.8	15.4	8.7%

(1) Exchange rate: US$1.00 = Ch$532.39

CCU

Exhibit 2: Income Statement (Twelve Months Ended December 31, 2006)

	Ch$ millions		US$ millions (1)		%
	31-Dec-06	31-Dec-05	31-Dec-06	31-Dec-05	Change
Net sales	545,797	502,380	1,025.2	943.6	8.6%
Cost of goods sold	(259,889)	(240,659)	(488.2)	(452.0)	8.0%
% of sales	47.6%	47.9%	47.6%	47.9%	
Gross profit	285,908	261,721	537.0	491.6	9.2%
% of sales	52.4%	52.1%	52.4%	52.1%	
SG&A	(206,215)	(193,855)	(387.3)	(364.1)	6.4%
% of sales	37.8%	38.6%	37.8%	38.6%	
Operating income	79,692	67,866	149.7	127.5	17.4%
% of sales	14.6%	13.5%	14.6%	13.5%	
Non-operating result					
Financial income	2,565	817	4.8	1.5	214.0%
Equity in NI of rel. companies	108	7	0.2	0.0	1414.7%
Other non-operating income	4,798	2,046	9.0	3.8	134.5%
Amortization of goodwill	(3,579)	(2,631)	(6.7)	(4.9)	36.0%
Interest expense	(7,613)	(7,568)	(14.3)	(14.2)	0.6%
Other non-operating expenses	(5,553)	(1,984)	(10.4)	(3.7)	179.9%
Price level restatement	(413)	(556)	(0.8)	(1.0)	-25.8%
Currency exchange result	(221)	360	(0.4)	0.7	NM
Total	(9,909)	(9,511)	(18.6)	(17.9)	4.2%
Income before taxes	69,783	58,355	131.1	109.6	19.6%
Income taxes	(14,235)	(9,306)	(26.7)	(17.5)	53.0%
Tax rate	20.4%	15.9%	20.4%	15.9%	
Minority interest	236	87	0.4	0.2	171.4%
Amort. of negative goodwill	49	53	0.1	0.1	-7.4%
Net income	55,833	49,189	104.9	92.4	13.5%
% of sales	10.2%	9.8%	10.2%	9.8%	
Earnings per share	175.30	154.44	0.33	0.29	13.5%
Earnings per ADR	876.49	772.19	1.65	1.45	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	41,492	41,445	77.9	77.8	0.1%
Amortization	577	559	1.1	1.0	3.3%
EBITDA	121,761	109,869	228.7	206.4	10.8%
% of sales	22.3%	21.9%	22.3%	21.9%	
Capital expenditures	40,976	39,157	77.0	73.5	4.6%

(1) Exchange rate: US$1.00 = Ch$532.39

CCU

Exhibit 3: Segment Information - Fourth Quarter 2006

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Pisco		Others	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
OPERATING RESULTS												
(all figures in Ch$ millions)												
Revenues												
Core products	69,216	63,018	20,171	15,370	45,640	41,394	17,509	17,662	9,345	9,253	2,763	2,826
Other products	908	785	406	135	211	176	904	745	104	100	0	0
Total	70,124	63,803	20,577	15,505	45,851	41,570	18,413	18,407	9,448	9,353	2,763	2,826
% change	9.9%		32.7%		10.3%		0.0%		1.0%		-2.2%	
Cost of sales	(24,618)	(20,537)	(9,637)	(5,555)	(20,844)	(18,587)	(12,462)	(13,670)	(5,323)	(5,704)	(1,776)	(1,389)
% of sales	35.1%	32.2%	46.8%	35.8%	45.5%	44.7%	67.7%	74.3%	56.3%	61.0%	64.3%	49.1%
SG&A	(22,300)	(23,385)	(8,300)	(7,714)	(20,085)	(18,569)	(6,106)	(6,615)	(3,607)	(3,041)	(487)	(357)
% of sales	31.8%	36.7%	40.3%	49.8%	43.8%	44.7%	33.2%	35.9%	38.2%	32.5%	17.6%	12.6%
Operating profit	23,206	19,881	2,640	2,235	4,922	4,415	(154)	(1,878)	518	609	500	1,080
% change	16.7%		18.1%		11.5%		91.8%		-14.9%		-53.7%	
% of sales	33.1%	31.2%	12.8%	14.4%	10.7%	10.6%	-0.8%	-10.2%	5.5%	6.5%	18.1%	38.2%
Depreciation	4,699	4,959	1,443	1,113	2,351	2,580	1,337	1,137	325	228	306	267
Amortization	3	11	38	34	0	8	93	95	6	2	0	1
EBITDA	27,908	24,850	4,121	3,383	7,273	7,003	1,276	(646)	850	839	806	1,348
% change	12.3%		21.8%		3.9%		NM		1.3%		-40.2%	
% of sales	39.8%	38.9%	20.0%	21.8%	15.9%	16.8%	6.9%	-3.5%	9.0%	9.0%	29.2%	47.7%

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***		Pisco	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
VOLUMES & PRICING										
					Total**		Total		Total	
Volume (HLs)	1,497,132	1,386,956	845,602	760,583	1,551,884	1,425,359	212,367	220,665	57,434	57,908
% change	7.9%		11.2%		8.9%		-3.8%		-0.8%	

	Soft Drinks			Chile - Domestic	
	1,029,900	947,284		112,815	130,061
	8.7%			-13.3%	
	Nectars			Chile - Bottled Exports	
	159,061	125,272		89,399	83,702
	27.0%			6.8%	
	Mineral Water				
	362,923	352,804		Argentina	
	2.9%			10,153	6,902
				47.1%	

* Volumes include exports of 59,709 HL (16,934 HL to Chile) and 26,921 HL (15,705 HL to Chile) in Q4'06 and Q4'05, respectively.

** In unit cases, sales from the soft drinks and mineral water segment totaled 27.3 million and 25.1 million in Q4'06 and Q4'05, respectively.

*** Volumes do not include bulk volumes of 22,798 HL (15,606 HL from Chile exports and 7,191 HL from Argentina) and 14,006 HL (11,606 HL from Chile exports and 2,400 HL from Argentina) in Q4'06 and Q4'05, respectively.

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Pisco	
					Total		Total			
Price (Ch$ / HL)	46,232	45,436	23,854	20,208	29,409	29,041	82,449	80,040	162,701	159,790
% change (real)	1.8%		18.0%		1.3%		3.0%		1.8%	

	Soft Drinks			Chile - Domestic	
	28,748	28,320		53,934	61,592
	1.5%			-12.4%	
	Nectars			Chile - Bottled Exports	
	41,817	42,425		116,544	109,231
	-1.4%			6.7%	
	Mineral Water				
	25,850	26,225		Argentina	
	-1.4%			99,082	73,674
				34.5%	

CCU

Exhibit 4: Segment Information - Twelve Months Ended December 31, 2006

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Pisco		Others	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
OPERATING RESULTS												
(all figures in Ch$ millions)												
Revenues												
Core products	214,587	189,853	57,277	47,361	149,750	137,899	71,965	79,618	33,216	28,792	10,061	8,914
Other products	3,073	2,535	529	356	718	559	4,281	6,142	340	352	0	0
Total	217,660	192,388	57,807	47,717	150,467	138,458	76,246	85,760	33,557	29,143	10,061	8,914
% change	13.1%		21.1%		8.7%		-11.1%		15.1%		12.9%	
Cost of sales	(80,741)	(68,573)	(28,096)	(22,459)	(71,966)	(65,375)	(52,709)	(59,810)	(20,055)	(19,778)	(6,322)	(4,664)
% of sales	37.1%	35.6%	48.6%	47.1%	47.8%	47.2%	69.1%	69.7%	59.8%	67.9%	62.8%	52.3%
SG&A	(76,895)	(72,885)	(25,896)	(22,825)	(66,376)	(61,567)	(22,348)	(24,242)	(12,788)	(10,891)	(1,912)	(1,446)
% of sales	35.3%	37.9%	44.8%	47.8%	44.1%	44.5%	29.3%	28.3%	38.1%	37.4%	19.0%	16.2%
Operating profit	60,024	50,931	3,814	2,432	12,125	11,516	1,189	1,709	713	(1,525)	1,827	2,804
% change	17.9%		56.8%		5.3%		-30.4%		NM		-34.8%	
% of sales	27.6%	26.5%	6.6%	5.1%	8.1%	8.3%	1.6%	2.0%	2.1%	-5.2%	18.2%	31.5%
Depreciation	18,471	19,412	5,682	5,018	9,934	10,487	5,079	4,595	1,074	839	1,253	1,094
Amortization	4	14	156	157	0	10	371	375	46	2	0	1
EBITDA	78,498	70,356	9,652	7,607	22,059	22,013	6,639	6,678	1,833	(684)	3,080	3,899
% change	11.6%		26.9%		0.2%		-0.6%		NM		-21.0%	
% of sales	36.1%	36.6%	16.7%	15.9%	14.7%	15.9%	8.7%	7.8%	5.5%	-2.3%	30.6%	43.7%

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***		Pisco	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
VOLUMES & PRICING										
					Total**		Total		Total	
Volume (HLs)	4,708,466	4,169,646	2,444,275	2,269,028	5,182,688	4,741,595	863,481	924,918	204,681	202,681
% change	12.9%		7.7%		9.3%		-6.6%		1.0%	

Soft Drinks
3,466,424   3,225,602
7.5%
Nectars
547,525   444,739
23.1%
Mineral Water
1,168,739   1,071,254
9.1%

Chile - Domestic
463,276   524,640
-11.7%
Chile - Bottled Exports
359,754   364,697
-1.4%

Argentina
40,452   35,581
13.7%

* Volumes include exports of 110,079 HL (42,701 HL to Chile) and 66,545 HL (44,110 HL to Chile) in 2006 and 2005, respectively.

** In unit cases, sales from the soft drink and mineral water segment totaled 91.3 million and 83.5 million in 2006 and 2005, respectively.

*** Volumes do not include bulk volumes of 78,617 HL (60,776 HL from Chile exports and 17,841 HL from Argentina) and 124,638 HL (102,312 HL from Chile exports and 2,400 HL from Argentina) in 2006 and 2005, respectively.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***		Pisco	
					Total		Total			
Price (Ch$ / HL)	45,575	45,532	23,433	20,873	28,894	29,083	83,343	86,081	162,282	142,054
% change (real)	0.1%		12.3%		-0.6%		-3.2%		14.2%	

Soft Drinks
28,085   28,488
-1.4%
Nectars
41,546   42,734
-2.8%
Mineral Water
25,366   25,206
0.6%

Chile - Domestic
57,026   62,216
-8.3%
Chile - Bottled Exports
115,138   119,641
-3.8%

Argentina
101,981   93,990
8.5%

CCU

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)		%
	31-Dic-06	31-Dic-05	31-Dic-06	31-Dic-05	Change
ASSETS					
Cash & equivalents	69,349	70,939	130.3	133.2	-2.2%
Other current assets	194,506	175,009	365.3	328.7	11.1%
Total current assets	263,855	245,947	495.6	462.0	7.3%
PP&E, net	341,372	327,209	641.2	614.6	4.3%
Other assets	97,180	83,857	182.5	157.5	15.9%
TOTAL ASSETS	702,407	657,014	1,319.3	1,234.1	6.9%
LIABILITIES & STOCKHOLDERS' EQUITY					
Short-term debt (2)	29,200	11,212	54.8	21.1	160.4%
Other current liabilities	117,366	100,095	220.5	188.0	17.3%
Total current liabilities	146,566	111,307	275.3	209.1	31.7%
Long-term debt (2)	117,352	138,559	220.4	260.3	-15.3%
Other long-term liabilities	47,138	40,203	88.5	75.5	17.3%
Total long-term liabilities	164,490	178,761	309.0	335.8	-8.0%
Minority interest	42,124	41,215	79.1	77.4	2.2%
Stockholders' equity	349,228	325,730	656.0	611.8	7.2%
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	702,407	657,014	1,319.3	1,234.1	6.9%

OTHER FINANCIAL INFORMATION

Total financial debt	146,551	149,771	275.3	281.3	-2.1%
Net debt (3)	77,202	78,832	145.0	148.1	-2.1%
Liquidity ratio	1.80	2.21			
Debt / Capitalization	0.27	0.29			

(1) Exchange rate: US$1.00 = Ch$532.39

(2) Includes only financial debt

(3) Total financial debt minus cash & equivalents